CREDIT SUISSE FIRST BOSTON LLC

November 15, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	SunPower Corporation Registration on Form S-1 (File No. 333-127854)
Acceleration Request

Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as one of the lead underwriters and representatives of the underwriters in the above issue, hereby joins in the request of SunPower Corporation (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 4:00 p.m. (Eastern Standard Time), on November 16, 2005, or at such other time as may be orally requested.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated October 31, 2005, relating to the above-referenced offering have been distributed as follows:

N.A.S.D.	1
Nasdaq	1
Prospective Underwriters	9,307
Institutional Investors	981
Others	12

10,302

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as one of the lead underwriters and representative, has and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/S/ C. CULLOM DAVIS

Name:	C. CULLOM DAVIS

Title:	DIRECTOR